PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66989

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cross Point Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

809 Broadway, FL 8
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	917-703-1704	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's. P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road- Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Ilias Islamov, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cross Point Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NAZMIJE UGRINAJ
Notary Public, State of Connecticut
My Commission Expires April 30, 2029

Signature:

Title:
Member

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLIC

CROSS POINT CAPITAL, LLC

Financial Statements

December 31, 2024

Confidential Pursuant to Rule 17a-5(e)(3)
With Report of Independent Registered Public Accounting Firm Report

PUBLIC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cross Point Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cross Point Capital LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cross Point Capital LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cross Point Capital LLC's management. Our responsibility is to express an opinion on Cross Point Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cross Point Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 28, 2025

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Cross Point Capital, LLC
Statement of Financial Condition
December 31, 2024

PUBLIC

Assets

Financial instruments owned valued at fair value (Note 1 and Note 11)	$	21,194,448
Receivable from clearing broker-dealer (Note 1)		5,904,539
Cash and cash equivalents		448,966
Deposit with clearing broker-dealer		250,000
Fixed assets		24,015
Prepaid expenses		14,988
Total Assets	$	27,836,956

Liabilities and members' equity

State PTE tax payable	$	310,000
Accounts payable and accrued expenses		54,776
Commission payable		214,163
Total liabilities		578,939
Members' equity		27,258,017
Total liabilities and members' equity	$	27,836,956

The Notes to Financial Statements are an integral part of this statement.

PUBLIC

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Cross Point Capital, LLC (the "Company") is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey. It is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and has operating location in New York.

The Company engages in riskless principal transactions as an agent. A riskless principal transaction is a transaction in which the Company receives an order to buy a security from a customer contemporaneously with an order to sell a security with a different customer. All terms and pricing of the riskless principal transactions are agreed to by all parties prior to the order being executed. In addition, the Company serves as a middle market broker dealer who conducts municipal securities trading and sales.

Accounting Basis
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Revenue Recognition
The Company recognizes revenue in accordance with ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Services the Company provides as an agent on behalf of customers, and falls within the scope of ASC 606 include:

a. Riskless principal trading as an agent – bonds and CMO/ABS
b. Underwriting income
c. Auction rate securities
d. Fees on repurchase agreements

The Company also trades on its own account as proprietary trading. Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

***Revenue from Contracts with Customers*:**

Riskless Principal Trading (Gross) (As An Agent):
The Company earns trading revenue from riskless principal transactions done with institutional customers and broker-dealers. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government, corporate bonds and CMO/ABS) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than what it is sold at. The riskless principal revenue is earned at the time the transaction is executed.

Interest Income on Riskless Principal Trading
The Company will occasionally hold the purchase of a bond for 2 to 5 days to accommodate the customers time needed for trustee approvals. This can generate interest income on the debt security purchase and the interest is included in Interest income on principal transactions on the statement of operations.

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1. Organization and Summary of Significant Accounting Policies (continued)

Underwriting Income:
The Company provides Investment Banking services related to the issuance of municipal securities. Fee income in connection with the underwriting and placement services of municipal securities are negotiated between the Company and municipal issuers. Fees are recognized when the municipal transaction trades are executed. The Company had no underwriting income in 2024.

Auctions of Auction Rate Securities:
The Company is designated as the Broker-Dealer in an agreement, normally with a bank (auction agent) and issuer of the security to solicit orders for Auction Rate Securities (normally a bond) for the benefit of the issuer. The Broker-Dealer is contracted to contact existing owners and potential owners and solicit bids for the securities. The Company normally earns a fee as a percentage of the security sold. The fee is paid from issuer funds by the auction agent. The Company may earn a flat fee in the event of a failed auction (no bidders). Revenue is recognized when the service is provided normally when the auction is settled. The Company had no auctions of auction rate securities in 2024.

Fees on Repurchase Agreements:
The Company earns fees from clients on transactions documented under repurchase agreements. The Company assists in facilitating the sale of risk retention securities by the client while the client retains long term exposure to those securities in order to remain in compliance with risk retention regulations. The securities are sold to a third party and the client agrees to re-purchase the securities or compensate for cashflow losses on those securities at a later date, unless the security matures first or the transactions are terminated. This series of transactions allows the client to comply with their own risk retention requirements, and retain long term exposure to the risk retention securities. The Company is paid an upfront fee on the market value of the initial securities transactions (purchase from the client and sale to the third party), and a recurring fee on the market value of the securities until they are repurchased by the original seller (client) or the transaction terminates. The recurring fees are paid over time, based on the frequency of the interest payments on the underlying security. Depending on the terms of the agreement with the client, the upfront fees range from 0.25% to 0.35% of the market value of the securities, and the recurring fees range from 0.10% to 0.25% of the market value of the securities. The upfront fees are recognized on a trade date basis, and the recurring fees are recognized over time.

Proprietary Trading – Financial Instruments Owned:
Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Interest on proprietary trading represent interest earned during the year the firm holds the positions.

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. (Note 11) Securities reported on balance sheet include accrued interest. The Company elected not to record accrued interest separately due to the uncertainty that it will be collected.

PWBLLC

1. Organization and Summary of Significant Accounting Policies (continued)

Due from Clearing Broker Dealer
The Company clears all of its proprietary and customer transactions through its clearing broker on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand with the clearing broker, plus commission receivables, and less amounts payable for transaction costs on unsettled securities trades. Amounts due from clearing firm are considered fully collectible by management. The amount due from the clearing firm was $5,904,539 and $153,872 as of December 31, 2024 and January 1, 2024, respectively. Due from clearing broker dealer consists of $5,476,109 of cash held in clearing broker and $428,430 of accounts receivable as of December 31, 2024.

Accounts Receivable
Accounts receivable represents amounts due from consulting income and management fee income earned prior to the year end. The Company had no accounts receivable at December 31, 2024 or 2023.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company. Therefore, the income or loss is passed through to the members and no provision or liability for federal income taxes has been included in the financial statements for the Company. State income tax has been accrued under the eligible state pass through entity tax provisions. Each member is individually responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based on its respective share of the company's income and expense as reported for income tax purposes. In accordance with ASC 740-10, the Company has determined it has no uncertain tax positions that require an accruals.

The Company is required to file income tax returns in the U.S. federal jurisdiction and various states in 2024.

The Company is evaluating new Accounting Standards and will implement as required.

2. Related Party Transactions

At December 31, 2024, the Company had no related party transactions.

3. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash. The Company and its subsidiaries are engaged in carious trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

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4. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is implicit rate of it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. The Company entered into a month-to-month operating lease agreement in New York effective on September 9, 2024. Rent expense incurred for 2024 was $57,029.

5. Net Capital Requirement

As a registered broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $6,487,830 which $6,387,830 was in excess of its required net capital of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .08 to 1 at December 31, 2024.

6. Date of Managements Review

The Company evaluated subsequent events to April 28, 2025, the date the financial statements were issued and there were no additional events or transactions occurring during this subsequent event reporting which require recognition or disclosure in the financial statements.

7. Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturity of less than 90 days that are not held for sale in the ordinary course of business.

8. Fixed Assets

Fixed assets include furniture, fixtures and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (five to seven years). The Company follow the policy of capitalizing all major additions, renewals, and betterments. Minor replacements, maintenance, and repairs are expensed as incurred. Depreciation expense for 2024 was $1,994.

Public

9. Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and investment banking. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company does not have intra-entity sales or transfers.

10. Retirement Plan

Effective May 25, 2021, the Company adopted a defined contribution pooled employer retirement plan under the provisions of Internal Revenue Code section 401(k). Employees as of the effective date, and future employees of age 21 with three months of service, may participate. Employee initial contributions of 3% with 1% annual increases, are automatic unless the employee elects otherwise. The Company must match 100% of the employee's contributions up to 1% of compensation, and 50% of the employee's contributions up to 6% of compensation; these Company contributions vest to the employee at 100% after 2 years. The Company may also make discretionary contributions to the Plan; if made, these vest to the employee at 20% per year over a 6-year period, starting in year 2. There were no employee contributions, and the Company made no contributions in 2024.

11. Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

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11. Fair Value Hierarchy (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows, this includes financial instruments owned.

Corporate Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.)

Residential Mortgage-Backed Securities (RMBS) and Asset-Backed Securities (ABS): RMBS and ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS indexes are also used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS and ABS are generally categorized in level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then RMBS and ABS are categorized in level 3 of the fair value hierarchy. The Company values these securities based on purchase price less any distributions received from the securities.

Exchange-Traded Equity Securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

11. **Fair Value Hierarchy (continued)**

The following table presents the Company's fair value hierarchy for those financial instruments owned measured at fair value on a recurring basis as of December 31, 2024.

Fair Value Measurements on a Recurring Basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Residential mortgage backed securities and assets backed securities	$ -	$ -	$ 21,194,448	$ 21,194,448
	$ -	$ -	$ 21,194,448	$ 21,194,448

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2024:

Level 3 Financial Assets and Liabilities, Year ended December 31, 2024:

	Beginning balance	Unrealized gains and (losses) related to assets held at year-	Realized gains and (losses) related to assets no longer held	Investment banking realized gains and (losses) no positions	Purchases, issuances and settlements	Transfers in (out)	Ending balance
Residential mortgage backed securities and assets backed securities	$ -	$ (4,920,518)	$ 4,204,330	$ -	$ 32,063,591	$ (10,081,276)	$ 21,266,127
Residential mortgage backed securities and assets backed securities		68,979	(140,658)	-	-	-	(71,679)
Total	$ -	$ (4,851,539)	$ 4,063,672	$ -	$ 32,063,591	$ (10,081,276)	$ 21,194,448

12. **State Income Tax**

The Company has elected to pay Connecticut and New York pass through entity tax - PTE on certain pre tax income. This amount reduces the income tax for Federal purposes for the members. The PTE tax rate is 6.99% for Connecticut and 6.85% for New York in 2024. The amount of accrued state income tax is shown as state income tax provision on the statement of operations and state PTE tax payable on the statement of financial condition. The amount differs from the expected rate times the GAAP pretax income as the pretax income for tax purposes exludes interest income, realized capital gains and unrealized losses, plus permanent differences for meals and entertainment.

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